UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at November 9, 2009

GREAT BASIN GOLD LTD.
Ste. 1108-1030 West Georgia St.
Vancouver , British Columbia
Canada V6E 2Y3
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....... Form 40-F...X.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: November 16, 2009

Print the name and title of the signing officer under his signature.

1108 - 1030 West Georgia St. Vancouver, BC Canada V6E 2Y3 Toll Free: 1 888-633-9332 South Africa 27 (0) 11 301 1800 www.grtbasin.com

GREAT BASIN REPORTS FINANCIAL RESULTS FOR THE
QUARTER ENDED SEPTEMBER 30, 2009

November 9, 2009, Vancouver, BC - Great Basin Gold Ltd. ("Great Basin" or the "Company") (TSX: GBG; NYSE Amex: GBG; JSE: GBG) announces results for the quarter ended September 30, 2009. Highlights include commissioning of our newly refurbished Esmeralda Mill facility, commencement of long hole stoping trial-mining methods at the Burnstone Project in South Africa and a CDN$110 million bought deal convertible debenture offering negotiated during the quarter which was announced in October.

Great Basin incurred a loss of CDN$0.05 per share during the quarter as compared to CDN$0.04 per share for the quarter ended June 30, 2009. No revenues were recorded during the quarter because the Company elected to retain the high-grade ore produced from its Hollister Project in Nevada, USA, in order to treat it at its Esmeralda Mill. Pursuant to an agreement with Yukon-Nevada Gold Corp, the Company can also process excess tonnage at Yukon-Nevada's Jerritt Canyon facility at a cost of US$88 per ton. Cash cost per gold equivalent (Au eqv) ounce extracted, excluding milling costs, were 14% lower in the third quarter at CDN$379 (US$324) per Au eqv ounce as compared to CDN$439 (US$375) per Au eqv ounce for the quarter ended June 30, 2009. A total of 18,232 tons of ore grading 0.99 Au eqv ounces [1] per ton or 34.1 g/t, containing 18,026 Au eqv ounces was extracted during the quarter as compared to 18,442 tons containing 18,219 Au eqv ounces in the quarter ended June 2009. The year to date production costs of CDN$390 (US$333) per Au eqv ounce and CDN$439 (US$375) per ton are below budgeted costs of CDN$425 (US$363) per Au eqv ounce and CDN$515 (US$440) per ton.

At September 30, 2009, the Hollister ore stockpile contained 32,219 tons with an estimated metal content of 27,336 Au eqv ounces.

Pre-development expenses for the Hollister property decreased from CDN$8.5 million to CDN$8.4 million, quarter on quarter. To date, an amount of CDN$79 million has been expensed relating to our Hollister operations. Underground waste development continued with 3,247 ft (984 m) being completed, totaling 8,872 ft (2,688 m) in the year to date. Ore access development was higher at 1,104 ft (336 m) compared to 416 ft (127 m) planned.

Underground evaluation and exploration drilling for other mineralized structures totalled 22,017 ft (6,710 m) for the quarter. Exploration expenses for the quarter decreased to CDN$3.5 million from CDN$4.4 million in the quarter ended June 30, 2009, of which CDN$3 million was spent on an underground exploration program at Hollister. Follow-up drilling on the newly discovered Gloria vein system will continue after the construction of the Western Alimak raise for which the BLM issued a permit during October 2009.

The first phase of refurbishment and commissioning of the Esmeralda Mill was completed in September 2009. Following the granting of a permit by the Nevada Department of Environmental Protection (NDEP), the Company commenced Phase II of the project, which includes installation of the Gekko float and gravity section during the fourth quarter of 2009. An application to the NDEP to construct a refinery on site is being prepared for submission and can only be granted once an analysis of the milled material from the operational plant has been completed. The approval process typically takes six months to complete during which gold concentrate will be processed off-site.

For Burnstone, development costs of CDN$29 million were capitalized in the quarter compared to CDN$33 million in the quarter ended June 30 2009. In the nine months ended September 30, 2009, development costs of CDN$69 million were capitalized as activities related to the construction of the mine infrastructure accelerated.

Good progress continues to be made with the development of surface and underground infrastructure at the Burnstone Project. As at September 30, 2009, 8,009 ft (2,441 m) of decline development had been completed. A total of 824 ft (251 m) of on-reef development has been completed during the quarter with good continuity in reef exposed. The first Long Hole Stope was also accessed, and a number of blasts taken. The Company plans to implement this higher level of mechanized mining on a trial basis over a period of 9 to 12 months before final evaluation. The establishment of more stopes is underway in Block B, with activities in Block C mainly focused on reef development. At October 31, 2009, a total of approximately 29,000 tons have been accumulated on the surface ore stockpile.

Sinking of the vertical shaft at Burnstone continued and at September 30 2009, the shaft had reached a depth of 1,339 ft (408 m) below surface with 261 ft (79 m) remaining to shaft bottom. The final depth of the shaft is planned at 1,598 ft (487 m). Development of 40 Level Station commenced with 131 ft (40 m) being completed and 771 ft (235 m) remaining before shaft sinking to 41 Level re-commences.

The refurbishment of the mills continues to be on schedule. Foundation excavations for the metallurgical facility were completed and construction of the mill infrastructure has commenced.

President and CEO Ferdi Dippenaar commented on the quarter "The Company continues to make solid progress at both its gold development projects. While the project funding facility for our Burnstone Project was approaching finalization, we saw an opportunity to substitute unsecured convertible debt with a competitive coupon and we were delighted to be able to capitalize on it. The net proceeds of CDN$105 million, or CDN$121 million if the over allotment is exercised, will be used to repay the project funding drawn down to date and together with CDN$55 million cash on hand we have fully funded the remaining costs to completion of the Burnstone project. With the convertible debentures representing only 10% dilution of fully diluted capitalization and no gold hedging required as part of this financing, Great Basin shareholders will benefit from increased leverage to the current gold price momentum."

Johan Oelofse, Pr.Eng., FSAIMM, Chief Operating Officer of Great Basin and a qualified person, as defined by regulatory policy, has reviewed and assumed responsibility for the technical information contained in this release.

For additional details on Great Basin and its gold properties, please visit the Company's website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa 27 (0) 11 301 1800
Michael Curlook in North America 1 (888) 633 9332
Barbara Cano at Breakstone Group in the USA (646) 452 2334

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.

Cautionary Note regarding Non-GAAP Measurements
Cash cost per ounce produced is a not a generally accepted accounting principles ("GAAP") based figure but rather is intended to serve as a performance measure providing some indication of the mining and processing efficiency and effectiveness of test mining at the Hollister project. It is determined by dividing the relevant mining and processing costs excluding royalties by the ounces produced in the period. There may be some variation in the method of computation of "cash cost per ounce produced" as determined by the Company compared with other mining companies. In this context, "ounces produced" in-process and dore inventory along with ounces of gold sold in the period. Cash costs per ounce produced may vary from one period to another due to operating efficiencies, waste to ore ratios, grade of ore processed and gold recovery rates in the period. We provide this measure to our investors to allow them to also monitor operational efficiencies of test mining at Hollister. As a Non-GAAP Financial Measures cash cost per ounce should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. There are material limitations associated with the use of such Non-GAAP measures.

[1] Gold equivalent here, and elsewhere in this document, was calculated using a gold price of US$800 per ounce and a silver price of US$12 per ounce.